As filed with the Securities and Exchange Commission on November 9, 2018

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

MADISON COVERED CALL & EQUITY STRATEGY FUND
(Name of Subject Company Issuer)
MADISON COVERED CALL & EQUITY STRATEGY FUND
(Name of Filing Persons – Issuer)
_____________________
Common Shares of Beneficial Interest
(Title of Class of Securities)
557437100
(CUSIP Number of Class of Securities)
Kevin S. Thompson
Chief Legal Officer
Madison Asset Management, LLC
550 Science Drive
Madison, WI 53711
608-274-0300
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Person)
_____________________
With a Copy to:

Pam Krill Godfrey & Kahn, S.C. One East Main Street Suite 500 Madison, WI 53703-3300 608-257-3911

CALCULATION OF FILING FEE
TRANSACTION VALUATION (1)	AMOUNT OF FILING FEE (2)
$56,696,341	$6,871.60

(1)    Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transactional Value was calculated by multiplying 6,982,308 shares in the offer by $8.12 (99.5% of the net asset value per share of $8.16 as of the close of regular trading on the New York Stock Exchange on October 5, 2018).
(2)    Calculated at $121.20 per $1,000,000 of the Transaction Valuation.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form of schedule and the date of its filing.

Amount Previously Paid: $6,871.60	Filing Party: Madison Covered Call & Equity Strategy Fund
Form or Registration No.: Schedule TO	Date Filed: October 10, 2018

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE
This Amendment No. 2 to Schedule TO (“Amendment No. 2”) hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Madison Covered Call & Equity Strategy Fund, a closed-end management investment company (the “Fund”), with the Securities and Exchange Commission (the “SEC”) on October 10, 2018, as amended by Amendment No. 1 to Schedule TO filed with the SEC on November 8, 2018. The Schedule TO relates to the Fund’s offer to purchase for cash up to 25% or 6,982,308 shares of its outstanding common shares of beneficial interest, upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated October 10, 2018 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”), at a purchase price equal to 99.5% of the Fund’s net asset value per share determined as of November 7, 2018 at the close of ordinary trading on the New York Stock Exchange, plus any unpaid dividends accrued through November 7, 2018.
This Amendment No. 2 is intended to satisfy the requirements pursuant to Rule 13e-4(c)(3) of the Exchange Act. Filed herewith as Exhibit (a)(5)(iii) is a copy of the press release issued by the Fund dated November 9, 2018 announcing the final results of the Offer and the information contained therein is incorporated herein by reference.
ITEMS 1 THROUGH 9 AND ITEM 11.
The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 1 in answer to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10.
Not applicable.

ITEM 12.
Item 12 of the Schedule TO is hereby amended and supplemented to add exhibit (a)(5)(iii):

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated October 10, 2018[1]
(a)(1)(ii)	Form of Letter of Transmittal[1]
(a)(1)(iii)	Notice of Withdrawal[1]
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees[1]
(a)(1)(v)	Form of Letter to Shareholders for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees[1]
(a)(5)(i)	Press Release issued October 10, 2018[1]
(a)(5)(ii)	Press Release issued November 8, 2018[2]
(a)(5)(iii)	Press Release issued November 9, 2018
(d)	Settlement Agreement dated June 29, 2018[1]

[1] Previously filed on Schedule TO on October 10, 2018 and incorporated herein by reference.
[2] Previously filed on Schedule TO on November 8, 2018 and incorporated herein by reference.
ITEM 13.
Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Madison Covered Call & Equity Strategy Fund

By:	/s/ Kevin S. Thompson
Name:	Kevin S. Thompson
Title:	Chief Legal Officer
Dated as of: November 9, 2018